1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒             ☐  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:	Eva Chen, VP of Finance Div.
Siliconware Precision Industries Co., Ltd.	SPILIR@spil.com.tw
No. 123, Sec. 3, Da Fong Rd., Tantzu,	+886-4-25341525#1536
Taichung , Taiwan 42749	Byron Chiang, Spokesperson
www.spil.com.tw	Spokesperson@spil.com.tw
+886-3-5795678#3676

Receipt of an Official Confirmation from the U.S. Federal Trade Commission to Close

Investigation into the Merger between Siliconware Precision Industries Co., Ltd.

and Advanced Semiconductor Engineering, Inc.

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: May 16, 2017

Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) and Advanced Semiconductor Engineering, Inc. (“ASE”) (Taiwan Stock Exchange:2311.TT, NYSE:ASX) have entered into the Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) on June 30. 2016, whereby SPIL and ASE will jointly establish ASE Industrial Holding Co., Ltd. (“HoldCo”) by means of a statutory share exchange (the “Merger”). Pursuant to the Joint Share Exchange Agreement, the completion of the Merger is subject to the approval, consent or clearance of the relevant national and regional antitrust law competent authorities (including the Taiwan Fair Trade Commission, the US Federal Trade Commission and the Ministry of Commerce of the People’s Republic of China), and the approval of share exchange by resolutions of SPIL’s and ASE’s shareholders, among other conditions precedent.

The Company has received the approval letter from the Taiwan Fair Trade Commission on November 18, 2016, clearing the Merger between the Company and ASE. In addition, the Company received an official confirmation letter from the US Federal Trade Commission yesterday evening, stating that the non-public investigation procedure has been closed and now it appears that no further action is warranted by the US Federal Trade Commission at this time. The Company and ASE will continue to proceed the Merger in accordance with the Joint Share Exchange Agreement and relevant laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: May 16, 2017	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer